UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number:  000-31225

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pinnacle Financial Partners, Inc. 401(k) Plan

B.      Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

, INC.

150 3rd Avenue South, Suite 900, Nashville, Tennessee	37201
(Address of principal executive offices)	(Zip Code)

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of
the Pinnacle Financial Partners, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Pinnacle Financial Partners, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2010 basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2010, and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Rayburn, Bates & Fitzgerald, PC

Brentwood, Tennessee
June 23, 2011

PINNACLE FINANCIAL PARTNERS, Inc 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets
Investments, at fair value (note 6)	$39,214,356	$33,759,386
Notes receivable from participants	786,519	505,298

Total assets	$40,000,875	$34,264,684

Net Assets
Net assets available for benefits	$40,000,875	$34,264,684

See accompanying notes to financial statements.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009

Additions (reductions) to net assets attributed to:

Investment income (loss):

Net appreciation (depreciation) in fair value of Investments (note 6)	$1,042,330	$(5,696,934)
Interest and dividends	425,221	230,284
	1,467,551	(5,466,650)
Contributions:
Participants’	3,423,705	3,327,250
Employer	1,926,564	1,864,514
Participant rollovers	269,031	91,264
	5,619,300	5,283,028

Transfers into Plan related to merger (note 15)	-	5,963,881
Interest on notes receivable from participants	23,052	14,670
Total additions	7,109,903	5,794,929

Deductions from net assets attributed to:

Benefits paid to participants	1,322,005	925,075
Other deductions	51,707	3,911
Total deductions	1,373,712	928,986
Net increase	5,736,191	4,865,943

Net assets available for benefits:

Beginning of year	34,264,684	29,398,741
End of year	$40,000,875	$34,264,684

See accompanying notes to financial statements.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)        Plan Description:

The following description of the Pinnacle Financial Partners, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:  The Plan is a defined contribution plan covering all employees of Pinnacle National Bank (the Sponsor) and its subsidiaries who are employed during such plan year and are age twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Each year, participants may contribute up to 50% of pretax annual eligible compensation up to the maximum amount allowed by the Internal Revenue Service, as defined in the Plan.  Effective January 1, 2010, participants may also make contributions on an after-tax basis (Roth 401k), subject to the same IRC limits when combined with their pretax contributions.  Eligible compensation is defined as all income excluding fringe benefit income and income from stock appreciation rights, nonqualified stock options, incentive stock options, restricted stock awards and bonuses except for incentive bonuses, unless the associate elects otherwise.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers mutual funds and Pinnacle Financial Partners, Inc. common stock.

The Sponsor contributes 100% of the first 4% of eligible compensation that a participant contributes to the Plan.  Additionally, the Sponsor may elect to make a discretionary contribution to the Plan.  Participants who are not employed on the last working day of a Plan year are generally not eligible for the Sponsor’s discretionary contribution to the Plan.  As of December 31, 2010 and 2009, no discretionary contribution was made to the Plan by the Sponsor.  The employer's contributions are invested according to the investment options chosen by the participant.

Participant Accounts:  Each participant's account is credited with the participant's contribution and allocations of the Sponsor's contribution and Plan earnings.  Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:  Vesting in participants' and the Sponsor's contributions plus earnings thereon is immediate.

Notes Receivable from Participants:  A participant may receive a loan based on the loan program set forth by the Plan.  Active participants may borrow up to 50% of the vested portion of their accounts, subject to a $50,000 maximum.  Loans are collateralized by participant accounts.  Loans are repaid through payroll deductions over a maximum of five (5) years, unless the loan is for a primary residence, for which an extended term may be obtained.   At December 2010, and 2009, notes receivable from participants totaled $786,519 and $505,298, respectively.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)      Plan Description:  (Continued)

Notes Receivable from Participants, (Continued):  Current loans bear interest at rates between 3.25% and 8.25%. Notes receivable are stated at their unpaid principle balance plus accrued unpaid interest.

Cash Equivalents:  The Plan considers cash and demand and time deposits with original maturities of three months or less as cash equivalents.

Operating Expenses:  Operating and administrative expenses incurred by the Plan are absorbed by the Sponsor.

Payment of Benefits:  On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Other: Plan assets are held in trust by Capital Bank & Trust (the “Trustee”).

(2)       Summary of Significant Accounting Policies:

Basis of Accounting:  The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.  For investments stated at fair value, if available, quoted market prices are used to value investments.  The amounts for securities that have no quoted market price represent estimated fair value.  Many factors are considered in arriving at fair value.  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan.  As described in Accounting Standards Codification (ASC) 946-210, formerly Financial Accounting Standards Board Staff Position, (FSP) “AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide And Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)      Summary of Significant Accounting Policies: (Continued)

  Payment of Benefits:  Benefits are recorded when paid.

(3)       New Accounting Pronouncements:

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 (“ASU 2010-06”), “Improving Disclosures about Fair Value Measurements,” which amends Accounting Standards Codification No. 820 (“ASC 820”), “Fair Value Measurements and Disclosures,” to require additional disclosures regarding fair value measurements and clarifies certain existing disclosure requirements.  The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition,  ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only addresses fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25 (“ASU 2010-25”), “Reporting Loans to Participants by Defined Contribution Pension Plans.” ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported at December 31, 2009. The amount of participant loans at December 31, 2009 has been reclassified to “Notes receivable from participants” within the Statements of Net Assets Available for Benefits in conformity with ASU 2010-25.

(4)       Reclassifications:

           Certain prior period amounts are reclassified to conform to the current year presentation.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(5)       Administration of Plan Assets:

The Plan's assets are held by the Trustee of the Plan.  Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income, and makes distributions to participants.  Certain administrative functions are performed by officers or employees of the Sponsor.  No such officer or employee receives compensation from the Plan.

(6)       Investments:

Investments are comprised of the following as of December 31, 2010 and 2009:

	2010	2009
Cash equivalents	$4,904,236	$5,776,689
Mutual funds	14,097,064	10,499,895
Pinnacle Financial Partners, Inc. Common stock	20,213,056	17,482,802
	$39,214,356	$33,759,386

The following presents the investments that represent 5% or more of the Plan's net assets as of December 31, 2010 and 2009:

	2010	2009
Pinnacle Financial Partners, Inc. Common stock	$20,213,056	$17,482,802
American Funds Money Market Fund R3	4,904,236	5,776,689
	$25,117,292	$23,259,491

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) had net appreciation in value of $1,042,330 in 2010 and net depreciation of $5,696,934 in 2009, as follows:

	2010	2009
Pinnacle Financial Partners, Inc. Common stock	$59,466	$(7,819,655)
Mutual funds	982,864	2,122,721
	$1,042,330	$(5,696,934)

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(7)       Related Party Transactions:

The Plan owned 1,488,443 and 1,229,452 shares of Pinnacle Financial Partners, Inc. common stock as of December 31, 2010 and 2009, respectively.

Also, certain Plan investments are shares of mutual funds managed by American Funds.  The platform to administer the Plan is operated and maintained by American Funds and, therefore, the transactions qualify as party-in-interest transactions.

Fees are charged to the participant for loans and distributions.  These fees totaled $1,801 and $1,082 for the years ended December 31, 2010 and 2009, respectively.  These fees are considered customary and reasonable for such services.

(8)       Fair Value of Financial Instruments:

ASC 820-10 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. ASC 820-10 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities as follows:

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Plan holds mutual funds and common stock with total fair value at December 31, 2010 and 2009 of $39,214,356 and $33,759,386, respectively, which are measured as Level 1 assets.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has no Level 2 assets at December 31, 2010 and 2009.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation.  These methodologies may result in a significant portion of the fair value being derived from unobservable data.  The Plan has no Level 3 assets at December 31, 2010 and 2009.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(9)       Reconciliation of Form 5500 to Financial Statements:

The following is a reconciliation of the increase in net assets available for benefits for the years ended December 31, 2010 and 2009 to Schedule H of Form 5500:

	2010	2009
Increase in net assets available for benefits	$5,736,191	$4,865,943
Change in employer and participant contributions receivable	-	1
Increase in net assets available for benefits on Schedule H of Form 5500	$5,736,191	$4,865,944

(10)     Tax Status

The “Basic Plan Document” was developed by the Plan’s Trustee and submitted to the Internal Revenue Service (Service) for qualifications as a “prototype” plan.  In its letter dated March 31, 2008, the Service opined that the form of this prototype plan is acceptable under Internal Revenue Code Section 401 for use by employers for the benefit of their employees.  Although a determination letter has not been requested specifically for this Plan, the Plan’s Trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

(11)     Plan Termination:

The Sponsor reserves the right to terminate the Plan at any time, subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code.  Upon termination of the Plan, the Trustee shall pay all liabilities and expenses of the trust.

(12)     Risks and Uncertainties:

The Plan provides for various investment options in several investment securities and instruments.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(13)     Concentration:

At December 31, 2010 and 2009, approximately 52% of Plan assets were invested in Pinnacle Financial Partners, Inc. common stock.  A significant change in the stock price would have a significant effect on the financial statements.

(14)     Net Assets:

Net assets available for benefits at December 31, 2010 and 2009, include $2,351,067 and $2,339,788, respectively, of vested benefits allocated to the accounts of participants who as of December 31, 2010 and 2009, had terminated employment with the Sponsor or a subsidiary affiliate thereof.

(15)     Transfers into Plan Related to Merger:

The assets of Pinnacle Financial Partners frozen ESOP (formerly Cavalry ESOP) were transferred into the 401(k) plan prior to December 31, 2009.

FEIN: 62-1829917
Plan #: 001

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	Investments:
*	Pinnacle Financial Partners, Inc.	1,488,443 shares of common stock	$20,213,056
	Pinnacle Participant Directed Funds:
	AIM Small Cap Equity Fund - R	38,495 shares	459,635
*	American Funds 2010 Target Date Fund R3	27,665 shares	251,201
*	American Funds 2015 Target Date Fund R3	45,728 shares	416,121
*	American Funds 2020 Target Date Fund R3	54,339 shares	490,682
*	American Funds 2025 Target Date Fund R3	43,986 shares	401,156
*	American Funds 2030 Target Date Fund R3	71,721 shares	669,153
*	American Funds 2035 Target Date Fund R3	23,388 shares	217,042
*	American Funds 2040 Target Date Fund R3	9,573 shares	89,508
*	American Funds 2045 Target Date Fund R3	14,117 shares	131,709
*	American Funds 2050 Target Date Fund R3	5,187 shares	47,518
*	American Funds American Bal Fund R3RLBCX	577 shares	10,300
*	American Funds Capital Income Builder R3	25,565 shares	1,276,216
*	American Funds Capital World Bond Fund R3	13,157 shares	268,272
*	American Funds Capital World Growth & Income R3	18,688 shares	664,177
*	American Funds Small Cap World Fund R3	519 shares	19,741
*	American Funds Euro Pacific Growth Fund R3	39,666 shares	1,611,614
*	American Funds Fundamental Investors R3	26,486 shares	970,186
*	American Funds Growth Fund of America R3	40,509 shares	1,214,448
*	American Funds High Income Trust R3	6,812 shares	77,448
*	American Funds Money Market Fund R3	4,904,236 shares	4,904,236
*	American Funds US Govt Securities FD R3	154 shares	2,144
*	Employer Stock Awaiting Purchase Fund	4,392 shares	4,392
	Federated Max-Cap Index - K	16,832 shares	217,466
	Franklin Income Fund - R	507,488 shares	1,096,174
	Janus Forty Fund R	30,887 shares	1,010,933
	PIMCO Total Return Fund - R	75,127 shares	815,128
	PIMCO Real Return Fund - R	196 shares	2,222
	Victory Established Value Fund - R	63,991 shares	1,662,478
			39,214,356
*	Notes receivable from participants	Notes, interest rates 3.25% - 8.25% due 5/2011 – 6/2040	786,519
	Total		$40,000,875

_____________________

* Party-in-interest to the Plan

** Assets are participant directed investments; therefore, cost information is not required

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE FINANCIAL PARTNERS, INC. 401(K) PLAN

/s/ Harold R. Carpenter
Harold R. Carpenter
June 23, 2011	Chief Financial Officer